UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

**Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 Under
the Securities Exchange Act of 1934**

August 27, 2002

Forbes Medi-Tech Inc.
(Commission File No. 0-30076)

**200-750 West Pender Street
Vancouver, British Columbia, Canada V6C 2T8**
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ____X____ Form 40-F________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes________ No____X____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): ________

Exhibit Index

Exhibit No.	Description
1.	Press Release

August 27, 2002

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Forbes Medi-Tech Inc.

Date: August 27, 2002

By:_________________________

Charles Butt
President & CEO

Forbes Medi-Tech INC.

"Developing Nutraceuticals & Pharmaceuticals from Nature"

News Release

For Immediate Release

Forbes Medi-Tech Announces Timing of Second Quarter Financial Results

Vancouver, British Columbia – August 27, 2002- Forbes Medi-Tech Inc. (TSE:FMI and NASDAQ:FMTI) today announced that it will release its financial results for the second quarter ended June 30, 2002, following the close of markets on Thursday, August 29, 2002. A conference call and webcast to discuss these financial results will be held on September 4, 2002 at 1 p.m. PST. (4:00 p.m. EST).

About the Conference Call and Webcast

To participate in the conference call, please dial 416-695-9753 or 1-877-461-2814. For those investors unable to participate in the call, the live webcast can be accessed through the Company's website at www.forbesmedi.com. The call will also be available for replay until September 30, 2002 by calling 416-695-9731 or 1-888-509-0081. The webcast link will be archived on the Forbes website afterwards.

Forbes Medi-Tech Inc. is a biopharmaceutical company dedicated to the research, development and commercialization of innovative pharmaceuticals and nutraceutical products for the prevention and treatment of cardiovascular and related diseases. By extracting plant sterols from wood pulping by-products, Forbes has developed cholesterol-lowering agents to be used as pharmaceutical therapeutics, dietary supplements and functional food ingredients.

ON BEHALF OF THE BOARD OF DIRECTORS OF FORBES MEDI-TECH INC.

Charles Butt
President & CEO

###

For more information, please contact:

Darren Seed
Manager, Investor Relations
Telephone: (604) 681-8976
E-mail: dseed@forbesmedi.com